350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

April 21, 2025

Aisha Adegbuyi

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth Realty, Inc.
Offering Statement on Form 1-A
Filed February 21, 2025
File No. 024-12536

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Wealth Realty, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated March 17, 2025, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 3 (“Amendment 3”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Offering Statement on Form 1-A

General

1. We note your revised disclosure and response to prior comment 3. You state on page 23 that the investments “will provide immediate interest returns” sufficient to enable you to make interested payments on issued bonds. Please disclose the basis for stating that payments will be immediate, and that they will be sufficient to pay interest on the bonds. It appears from page 29 that returns would not be immediate but would be provided to the company only so long as “buildable lots on the subject properties are sold to home builders,” which could be subject to approvals, funding and execution of buildable lots.

Response:

In Amendment 3 the Company has clarified that the Company’s intended investments involve the following general terms:

●	A series of $250,000 to $2,000,000 individual investments in stand alone infrastructure or other housing development projects, through special purpose entities, each of which will own an individual project;
●	The investments will take the form of tenant in common or other direct ownership interests in the real estate underlying each such project, making the Company a joint owner in the underlying real estate;

●	It is anticipated that with respect to most projects the infrastructure or housing developer will be the only other entity with a direct ownership interest in the real estate underlying each such project, though it is possible in any particular project there may be additional investors;
●	In return for the funds invested the Company will receive fixed quarterly interest payments that are more than sufficient to allow the Company to make interest payments to the investors in the Company’s bonds;
●	That, upon the sale of each individual real estate project the Company will receive a payment in the amount of the initial principal amount invested in such project by the Company, together with any accrued and unpaid interest thereon;
●	The likely term of each investment will be between 36 months and 48 months.
●	The developer will maintain sole management oversight of each project.

To the extent the Company issues bonds, and has not yet invested in a project, any necessary interim interest payments due to bondholders will be satisfied through a combination of contributions made by the Company’s parent company, Worthy Wealth, Inc., as well as returns received by the Company with respect to it’s short term investment(s) in publicly traded government securities.

The Company anticipates deploying most of its capital raised through the Offering Statement in the investments described above. However, the Company will most likely make other related real estate investments that are “qualifying interests” under the Investment Company Act of 1940, such as purchasing or otherwise acquiring mortgages or other liens on and interests in real estate, to the extent such opportunities arise.

2. We note your website’s table of “Sample 5-Year Investment Returns on Worthy Wealth’s Bonds” and similar statements, including “strong, predictable return.” Given your lack of operating history, please tell us your basis for these projections and explain the process undertaken to formulate the projections. Please note that your website presentation of the bonds should be treated as an offering for purposes of Rule 255(a) of Regulation A and Item 17, Exhibit 13 of Form 1-A.

Response:

The Company has elected to remove from the website the “table” mentioned above, as well as the “similar statements” related thereto, for the time being, though it reserves the right to add it, or some form of it, once the offering under the Offering Statement is qualified. Notwithstanding the foregoing, in further response, the Company based its indications of sample returns on the prior history of Company management in similar bond offerings and the time value of money.

In addition, please note that at no time did the Company, or its parent company, solicit in any manner interest from potential investors in the proposed offering under the Offering Statement, or provide potential investors in the offering with any ability to submit indications of interest to the Company with respect to the offering and has not run any “marketing” campaigns with respect thereto, and will only do so if/when said offering is qualified.

3. Given the offering has no minimum, please revise your Offering Circular Summary and where appropriate to disclose your plans for funding quarterly interest payments during the period when operations have not generated cash flow.

Response:

In Amendment 3 the Company has clarified, where applicable, that to the extent the Company issues bonds, and has not yet invested in an infrastructure project, any necessary interim interest payments due to bondholders will be satisfied through a combination of contributions made by the Company’s parent company, Worthy Wealth, Inc., as well as returns received by the Company with respect to it’s short term investment(s) in publicly traded government securities.

4. Similarly, please revise Summary and where appropriate to disclose your plan of operations if you do not raise enough to make an initial investment. In this regard, we note you state on page 29 that each investment is anticipated to be between $1 million and $2 million.

Response:

Please see the response to Comment 1 and Comment 3 above.

In Amendment 3 the Company has clarified, where applicable, that it is anticipated that each Company investment will be between $250,000 and $2,000,000.

5. We note your response to prior comment 8 and the statement that, if the acquisition occurs, “each entities’ operations, financing, etc., will be separate and apart from the other entities.” Please clarify if the entities’ operations, financing, etc. are separate and apart without the acquisition. If they are not separate and apart without the acquisition, please revise throughout to explain how they overlap.

Response:

In Amendment 3 the Company has clarified that, whether or not the acquisition occurs, the entities’ operations, financing, etc. will be separate and apart from one another.

Our Business

Plan of Operations, page 28

6. We note your response to prior comment 6. It is still unclear what the nature of the investment instrument will be. You state that the “investments contemplated by the Company’s business plan do not involve loans.” However, page 29 discloses that the investments “will receive interest at a stated rate from the infrastructure developers.” Are the investment agreements for preferred shares that contemplate quarterly interest payments? It appears that the company will invest alongside infrastructure developers as joint tenants in common. But it is unclear what the terms of the investment will be such that they provide “interest at a stated rate.” Please revise to explain the nature of the investment instruments, including any minimum or range of minimum investment returns that are expected to allow you to pay quarterly interest payments to your investors.

Response:

Please see the response to Comment 1 above.

7. Please revise the discussion of the investments and “related investment documents” to clarify their anticipated (1) term (e.g., 6 months, 1 year, 3 years, etc.) and (2) tax and liability provisions. For example, it is unclear if the agreements will provide for equal sharing of any tax liabilities among you, the infrastructure developers and any other investors who may be investing in the development project. It appears that as a joint tenant in common, the company will be subject to joint and several liability associated with development projects. Please revise to address material terms and conditions of the arrangements and include risk factor disclosure if material.

Response:

Please see the response to Comment 1 above.

In Amendment 3 the Company has clarified that it is anticipated that the infrastructure or housing developer, as the sole manager of the underlying project, will at all times maintain appropriate levels of public liability and casualty insurance covering the project, the developer, and the Company.

In Amendment 3 the Company has further clarified that it is anticipated (i) that the infrastructure or housing developer, the Company, and any other investor in a project will separately determine and report its own revenue and expenses for tax purposes with respect to the project, and (ii) that the relationship between the investors in each project will not be deemed by said parties as a partnership or joint venture and that no partnership tax return will be filed with respect to the project.

8. We note you deleted the statement on pages 7 and 28 that you may not be able to fully carry out your plan of operations “if [you] fail to generate at least $20,000,000 from [your] sales of Worthy Wealth Housing Bonds together with revenue from [your] investments. Please revise to clarify the approximate amount of funds required to fully carry out your plan of operations.

Response:

Please see the response to Comment 1 above.

In Amendment 3 the Company has clarified that it will be able to make interest payments to the Company’s bondholders at any level of funding, that the Company’s intended investment amounts will be between $250,000 and $2,000,000, that the Company anticipates being able to initiate its plan of operations with as little as $1,000,000 raised in the offering, and that the plan of operations can be scaled up thereafter as additional amounts are raised in the offering.

9. Please identify the parties to the investment agreements. For example, disclose if the joint tenant in common arrangements will be between only the company and the infrastructure developer, or if it will be with multiple investors seeking to invest in the infrastructure development. Additionally, clarify if these will have a template or be individually negotiated and significantly different depending on the project. If there is a template, please file a form-of as an exhibit. If however, there will not be a template, please revise to so state, and further clarify the key terms or range of terms that would be expected to apply to the individually-negotiated agreements.

Response:

Please see the response to Comment 1 above.

Each project will be separately negotiated with the infrastructure or housing developer involved therein. To the extent multiple projects involve the same developer, it should be anticipated that the agreements utilized in each such project will the be in the same general form. The Company has not, as of this date, prepared a template of such agreement(s).

Exhibits

10. We note your response to prior comment 2 and our request for offering materials, including screen shots. Please file test the waters materials as an exhibit to your offering statement. Refer to Item 17 of Form 1-A.

Response:

Please see the response to Comment 2 above.

Please contact the undersigned at (954) 991-5425 or by email at cgage@dickinson-wright.com with any other questions.

Very truly yours,

Clint J. Gage

CJG:sm